[VIEWSONIC LETTERHEAD]

March 5, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Re:	ViewSonic Corporation
Withdrawal of Registration Statement on Form S-1 (File No. 333-144262)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), ViewSonic Corporation (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-144262), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on July 2, 2007.

The Registrant has determined not to pursue the initial public offering to which the Registration Statement relates at this time. The initial public offering would have been a discretionary financing for the Registrant. The terms currently obtainable in the public marketplace are not sufficiently attractive to the Registrant to warrant proceeding with the initial public offering.  The Registrant confirms that no securities have been sold pursuant to the Registration Statement.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the Robert J. Ranucci of ViewSonic Corporation, 381 Brea Canyon Road, Walnut, California 91789, facsimile number (909) 468-0300, with a copy to John T. McKenna, Cooley Godward Kronish LLP, Five Palo Alto Square, 3000 El Camino Real, Palo Alto, California 94306-2155, facsimile number (650) 849-7400.

If you have any questions with respect to this matter, please contact John T. McKenna of Cooley Godward Kronish LLP at (650) 843-5059.

Sincerely,

VIEWSONIC CORPORATION

/S/ THEODORE R. SANDERS

Theodore R. Sanders
Chief Financial Officer